Exhibit 1.01

(Items 1.01 and 1.02)

Conflict Minerals Report of G-III Apparel Group, Ltd.
In Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

Introduction

This is the Conflict Minerals Report of G-III Apparel Group, Ltd. (“G-III”) filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.  Please refer to Rule 13p-1, Form SD and the SEC Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Rule 13p-1 imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products.  “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten and gold for the purpose of this assessment.

If a registrant can establish that the conflict minerals in its products originated from sources other than the Democratic Republic of the Congo (DRC) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, the registrant must submit a specialized disclosure report on Form SD that describes the steps that the registrant took to determine the origin of the conflict minerals in its products.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in a Covered Country, or if the registrant is unable to determine the country of origin of those conflict minerals, then the registrant must exercise due diligence on the conflict minerals’ source and chain of custody, and the registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

The report presented herein is not audited by an independent private sector auditor, as Rule 13p-1 provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, then such audit is not required.

Company and Products Overview

G-III designs, manufactures and markets an extensive range of apparel, including outerwear, dresses, sportswear, swimwear, women’s suits and women’s performance wear, as well as footwear, luggage and women’s handbags, small leather goods and cold weather accessories. We sell our products under our own proprietary brands, which include Vilebrequin, G.H. Bass, Bass, Andrew Marc and Marc New York, licensed brands and private retail labels. As of January 31, 2015, G-III operated 423 retail stores, of which 185 are operated under our Wilsons Leather name, 156 are operated under our G.H. Bass brand, 77 are operated under our Vilebrequin brand, and 5 are operated under the licensed Calvin Klein Performance brand.

Due Diligence

In accordance with the SEC’s conflict minerals rules, G-III undertook due diligence to determine the conflict minerals status of the necessary conflict minerals gold and tin used in components for manufacturing G-III’s products.  In conducting its due diligence, G-III applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

G-III’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.  As a company in the apparel business, G-III is several levels removed from the actual mining of conflict minerals.  G-III does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

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G-III’s due diligence measures included:

-	Conducting, in good faith, a reasonable country of origin inquiry (“RCOI”) with direct suppliers and suppliers of materials containing conflict minerals using the EICC/GeSI Conflict Minerals Reporting Template to determine traceability throughout our supply chain.

-	Comparing the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as “conflict free” by programs such as the Conflict Free Smelter (“CFS”) program for tin and gold.

-	Contacting smelters and refiners not listed by programs such as the CFS to determine their sourcing practices and country of origin for tin and gold.

G-III executed its RCOI with all affected suppliers supplying parts and materials for products contracted to be manufactured for G-III.  The affected suppliers were contacted and requested to provide conflict minerals data in the EICC-GeSI Conflict Minerals Reporting Template.  We contacted 326 affected suppliers, of which 246 responded.  16 replied with some conflict minerals data.  After review and removal of duplicate or alternate names, 17 smelters were identified as conflict minerals smelters consistent with the smelter definitions proposed by industry and the audit protocols published by the Conflict Free Smelter Program.  Of these, three are listed on the CFSI’s Conflict Free Sourcing list, 7 have supplied information on their smelter’s sourcing practices and certified the countries of origin for minerals sourced by the smelter/refinery and 7 have certified their countries of origin for minerals sourced by the smelter refinery.

As a result of the due diligence measures described above, G-III has determined in good faith that for calendar year 2014, a portion of the conflict minerals used in components for manufacturing G-III’s apparel products are “DRC conflict undeterminable” (as defined in Form SD).  G-III makes this determination due to a lack of information from its suppliers for certain trims to conclude whether the necessary conflict minerals originated in the Covered Countries, whether the necessary conflict minerals were from recycled or scrap sources, or whether the necessary conflict minerals were DRC conflict free or have not been found to be DRC conflict free.  The information available is also insufficient to identify the facilities used to process the necessary conflict minerals.

Conflict Minerals Policy

Our policy is based on the framework of the Organization for Economic Cooperation and Development (OECD).  It is publicly available in the Investor Relations section of our website at http://www.giii.com under the heading “Corporate Communications & Governance—Conflict Minerals Policy.”

Steps To Be Taken to Mitigate Risk

We will continue to communicate our expectations and information requirements to our direct suppliers and continue to make inquiries of our direct suppliers. New suppliers will be reviewed for conflict minerals conformance during initial vendor acceptance procedures. In the next compliance period, G-III will continue to improve the information gathered from its due diligence to further mitigate the risk that its necessary conflict minerals do not benefit armed groups as follows:

-	Increasing the response rate of suppliers’ surveys to 100% of all suppliers (or the highest increased response rate that is practicable).

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-	Informing smelters identified as a result of the supply-chain survey on our Conflict Minerals Policy and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation, or at least determining their sourcing practices and country of origin for tin and gold.

-	Adding a statement of G-III’s conflicts minerals policy in all of G-III’s purchase orders.

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